AXA Premier VIP Trust
1290 Avenue of the Americas
New York, NY 10104

March 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AXA Premier VIP Trust (CIK#0001160168)
Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-194193)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AXA Premier VIP Trust (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form N-14 (File No. 333-194193), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement relates to the proposed reorganizations of certain series of the Registrant into corresponding series of EQ Advisors Trust (the “Acquiring Fund Registrant”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2014.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.  No filing fee was required or paid in connection with the filing of the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement because it was inadvertently filed by the Registrant in addition to being filed by the Acquiring Fund Registrant.  The Acquiring Fund Registrant, and not the Registrant, will be issuing shares in connection with the reorganizations that are the subject of the Registration Statement.  The registration statement filed by the Acquiring Fund Registrant on Form N-14 is not intended to be affected in any way by this Request for Withdrawal.

If you have any questions regarding this letter, please contact Mark Amorosi from K&L Gates LLP at (202) 778-9351.

Sincerely,

/s/ Patricia Louie

Patricia Louie
Secretary

cc:	William MacGregor, Esq.
Gariel Nahoum, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
Mark C. Amorosi, Esq.
K&L Gates LLP